Exhibit 99.1

ATTUNITY EXTENDS REPAYMENT OF CONVERTIBLE NOTES

BURLINGTON, MA – February 2, 2011 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software, announced today that it has entered into an extension agreement with holders of approximately $1.5 million (out of a total $1.8 million) of the outstanding principal amount of its Convertible Notes, including, among others, Mr. Shimon Alon, the Chairman of Attunity's board of directors and its Chief Executive Officer, Mr. Ron Zuckerman, a member of Attunity's board of directors, and Mr. Itzhak (Aki) Ratner, Attunity's former Chief Executive Officer and, until recently, a member of Attunity's board of directors.

Dror Harel-Elkayam, Attunity’s Chief Financial Officer, stated, “This agreement, along with the recent OEM transactions we announced, will significantly improve our cash and working capital position. We are pleased with the confidence our holders of convertible notes have placed in the Company as evidenced by the extension of the maturity date.”

Under the extension agreement, the terms of which were approved by Attunity's shareholders on December 30, 2010, the maturity date of the Convertible Notes will be extended, such that the remaining balance of the principal amount due to each holder will become due and payable in 4 equal quarterly installments starting April 1, 2012. Other key terms of the extension agreement include a change of the interest rate from a fixed annual rate of 9% to 11%, payable in cash together with the applicable payments of principal, and extension of the expiration date of certain warrants held by the holders or their affiliates.

Additional details regarding the extension agreement are included in the Company’s Report on Form 6-K filed today with the Securities and Exchange Commission (SEC).

About Attunity

Attunity is a leading provider of real-time data integration and event capture software. Our offering includes software solutions such as Attunity Stream®, a real-time and change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the Company's cash and working capital position, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2011. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:

Dror Harel-Elkayam
Chief Financial Officer
Dror.elkayam@attunity.com
Tel.+972-9-899-30-00